Exhibit 21.2

List of all subsidiaries, state of incorporation and name under which the subsidiary does business

Effective May 16, 2008, CUI Global, Inc. formed a wholly owned subsidiary, Waytronx Holdings, Inc., now renamed to CUI, Inc., an Oregon corporation, to acquire the assets of CUI, Inc.  CUI does business under the names: V-Infinity, CUI INC, CUI Europe and CUI,

Effective July 1, 2009, CUI Global acquired, as a wholly owned subsidiary, Comex Instruments, Ltd., now known as CUI Japan which does business under the name, Comex.

Effective April 1, 2013, CUI Global closed on a share purchase agreement to acquire 100% of the equity interest in Orbital Gas Systems Ltd., a company organized under the laws of England and Wales. Orbital Gas Systems, Ltd. does business under the name, Orbital.

Effective October 1, 2013, our wholly owned subsidiary, CUI Properties, LLC, an Oregon Limited Liability Company, purchased our corporate office real estate located in the Tualatin Franklin Business Park, Tualatin, Oregon. This subsidiary does business under the name, CUI Properties.

Effective May 31, 2013, CUI Global, Inc. formed a wholly owned subsidiary, Orbital Gas Systems, North America, Inc., a Texas corporation, to facilitate the marketing and sales of the GasPT product line in North America.

Effective February 11, 2015, CUI Global, Inc. formed a wholly owned subsidiary, CUI-Canada, Inc., a Canadian corporation, authorized to do business in the province of Ontario. This corporation was formed as a part of an acquisition strategy to receive assets purchased from Tectrol, Inc. and operate its business from a Toronto location.